
03025931


JUN 3 0 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 000-12828

VOLVO INVESTMENT PLAN
Volvo Construction Equipment North America, Inc.
One Volvo Drive
Asheville, North Carolina 28803-3477

(Full title and address of plan)


PROCESSED
JUL 0 2 2003
THOMSON
FINANCIAL

AKTIEBOLAGET VOLVO (publ)
S-405 08 Göteborg
Sweden

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Exhibits

Exhibit Number	Description of Documents
23	Independent Accountants' Consent
99	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

VOLVO INVESTMENT PLAN

By: VOLVO CONSTRUCTION EQUIPMENT NORTH AMERICA, INC.
As Plan Administrator

By: /s/ Charles H. Wood
Name: Charles H. Wood, Jr., CPA
Title: Vice President of Human Resource Management and Administration

Date: June 27, 2003

VOLVO INVESTMENT PLAN

Financial Statements as of and for the years ended December 31, 2002 and 2001

Additional information required for Form 5500 as of December 31, 2002

VOLVO INVESTMENT PLAN

Table of Contents

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Participants and Administrator of
Volvo Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Volvo Investment Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 24, 2003

VOLVO INVESTMENT PLAN

Statement of Net Assets Available for Benefits

	As of December 31,	
	2002	2001
Investments, at fair value		
Registered investment companies:		
Vanguard 500 Index Fund	$ 6,742,606 *	$ 9,000,160 *
Vanguard Growth Index Fund	807,273	806,359
Vanguard International Growth Fund	901,542	1,076,575
Vanguard LifeStrategy Conservative Growth Fund	667,100	574,882
Vanguard LifeStrategy Growth Fund	1,117,287	1,019,065
Vanguard LifeStrategy Income Fund	254,043	319,350
Vanguard LifeStrategy Moderate Growth Fund	711,237	704,371
Vanguard Mid-Cap Index Fund	737,072	500,370
Vanguard Prime Money Market Fund	773,728	878,921
Vanguard Small-Cap Index Fund	484,604	539,949
Vanguard Total Bond Market Index Fund	1,166,784	609,823
Vanguard Wellington Fund	4,840,698 *	5,326,005 *
Vanguard Windsor II Fund	2,420,400 *	3,140,778 *
	21,624,374	24,496,608
Vanguard Retirement Savings Trust	11,764,543 *	10,582,548 *
Volvo ADR Stock Fund #	2,799,087 *	2,616,624 *
Participant Loans	996,214	1,222,903
Total investments	37,184,218	38,918,683
Net assets available for benefits	$ 37,184,218	$ 38,918,683

* Represents 5% or more of net assets available for benefits.

Nonparticipant-directed investment.

The accompanying notes are an integral part of the financial statements.

VOLVO INVESTMENT PLAN

Statement of Net Assets Available for Benefits

	Year Ended December 31, 2002	2001
Additions		
Investment income (loss):		
Interest and dividend income, investments	$ 1,173,142	$ 1,483,719
Interest income, participant loans	93,045	98,227
Net depreciation in fair value of investments	(4,236,669)	(2,428,659)
	(2,970,482)	(846,713)
Contributions:		
Employer	1,065,540	898,110
Participant	2,931,721	2,609,082
	3,997,261	3,507,192
Asset transfers in	7,548	-
Total additions	1,034,327	2,660,479
Deductions		
Payment of benefits	2,737,966	2,717,389
Asset transfers out	26,426	62,732
Administrative expenses	4,400	4,790
Total deductions	2,768,792	2,784,911
Net decrease	(1,734,465)	(124,432)
Net assets available for benefits:		
Beginning of year	38,918,683	39,043,115
End of year	$ 37,184,218	$ 38,918,683

The accompanying notes are an integral part of the financial statements.

VOLVO INVESTMENT PLAN

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Volvo Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Volvo Construction Equipment North America, Inc. (the "Company") and certain designated affiliates. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

The Plan provides for participant contributions on a pre-tax compensation reduction basis. Effective June 1, 2002, participants may elect to defer up to 30 percent of pre-tax annual compensation during the Plan year. Also effective June 1, 2002, the Company matching contribution is equal to 75 percent of participants' elective deferrals up to 6 percent of eligible compensation for the period during which elective deferrals are made by the participants. Such matching contributions are one-third invested in the Volvo ADR Stock Fund and two-thirds invested in accordance with the participant's current investment directions pertaining to elective deferrals.

Prior to this amendment, participants were allowed to defer up to 18 percent of their eligible annual compensation during the Plan year. Participants also had two matching contribution options: (1) unless otherwise specified by the participant, the Company matched 50 percent of the participant's elective deferrals up to 8 percent of eligible compensation. 100 percent of such matching contributions were invested in the Volvo ADR Stock Fund; or (2) a participant could elect prior to the beginning of each calendar year a "self-directed match" equal to 50 percent of the first 6 percent of eligible compensation. There were no investment option limitations on self-directed match contributions.

If applicable, the Company match for any collective bargaining unit is subject to its respective collective bargaining agreement. Participants can allocate their contributions to the Plan's investment options in 10 percent increments. Effective June 1, 2002, the minimum holding period for company matching and discretionary contributions to the Volvo ADR Stock Fund are equal to the earlier of: (1) any time during any calendar year subsequent to the calendar year in which the contributions were credited to the participant's account, (2) the participant terminates from the Plan, or (3) the participant retires. Prior to the amendment, the Plan required a minimum holding period of three years with respect to both Company matching contributions and Company non-elective contributions made to the Volvo ADR Stock Fund before a participant could exchange such contributions into other investment options of the Plan.

Participant Accounts

A separate account is maintained for each investment option of a participant by type of contribution. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with administrative expenses, if any. Plan earnings are allocated and credited to the account daily based on the adjusted balance of each participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

A participant may revise his/her allocation election and/or elect to transfer a portion of his/her account from one investment option to another investment option according to the provisions of the Plan document. All changes become effective the next day after the request is made by the participant.

Vesting

All amounts contributed by the participants are one hundred percent (100%) vested in each participant's account at all times.

For participants hired prior to January 1, 2000, all amounts contributed by the Company are 100% vested at all times. For participants hired on or after January 1, 2000, Company contributions made to participant accounts shall vest according to the following schedule:

Years of Service	Vested Percentage
1	20
2	40
3	60
4	80
5 or more	100

The Plan recognizes years of service with any predecessor employer within the Volvo controlled group of affiliated companies for vested service.

Effective November 1, 2001, the Company permanently shut down its fabrication division resulting in a partial plan termination. A partial plan termination can occur if approximately 20 percent or more of participants in a tax-qualified plan are terminated by an event beyond the participants' control. All participants who were terminated by the Company as a result of the partial plan termination were immediately 100 percent vested in all employer contributions regardless of years of service.

Participant Loans

Effective June 1, 2002, participants may borrow from their accounts a minimum of $1,000 (or their vested account balance if less) up to a maximum equal to the lesser of (1) $50,000 minus the highest outstanding loan balance at any one time during the one-year period ending immediately before the date of the new loan, or (2) 50 percent of their vested account balance as of the date the loan is made. Prior to this amendment, participants could borrow from their accounts a minimum of $500. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates at December 31, 2002 range from 5.75% to 10.00%. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

Withdrawals are prohibited except for the following reasons:

a. Participant reaches age 59-1/2 or age 55 to 59-1/2 if retiring;
b. Termination;
c. Death;
d. Disability; and
e. Financial hardship.

Participants may elect to receive all of their account balance upon the occurrence of any of the reasons listed in (a)-(e) above or defer withdrawals until age 70-1/2. Effective June 1, 2002, this provision was amended to restrict a withdrawal for financial hardship to the portion of the participant's account designated as participant contributions. In any event, benefit payments must begin upon the participant reaching age 70-1/2. Participants with an account balance of less then $5,000 may not elect the deferral option and will automatically receive a lump-sum distribution.

Notes to Financial Statements

Former participants of the Clark Savings Investment Plan ("CSIP") may withdraw their transferred CSIP after-tax participant contributions (contributions made before October 1, 1984) for any reason and at any time. Any such withdrawals must be in an amount not less than the lesser of $100 or the remaining amount available. Withdrawals are limited to one every six months.

A participant can apply for a hardship withdrawal from the before-tax saving portion of their account within the limits specified by the Internal Revenue Service ("IRS"). A participant must satisfy the Company as to the hardship in order to obtain the withdrawal. This withdrawal, however, is not allowed until the minimum amount available to the participant from the Plan under the normal withdrawal options is utilized. Also, an active participant making a hardship withdrawal before the age of 59-1/2 may be required to pay an additional 10 percent penalty to the IRS on the taxable portion of the withdrawal. A participant separated from service (layoff, termination, etc.) can withdraw their account at any time.

Forfeited Accounts

Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. At December 31, 2002 and 2001, forfeited non-vested accounts totaled $11,536 and $2,451, respectively. In 2002 and 2001, no forfeited non-vested accounts were used to offset Company contributions.

Plan Termination

The Company intends to continue the Plan indefinitely but reserves the right to terminate the Plan, amend the Plan, or discontinue its contributions at any time subject to the provisions of ERISA. In the event the Plan terminates, the accounts of the participants will be distributed at that time in the manner determined by the Company and in accordance with the terms of the Plan.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of common stock at its year-end market price plus an uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

VOLVO INVESTMENT PLAN

Notes to Financial Statements

Payment of Benefits
Benefits are recorded when paid.

NOTE 3 – NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of changes in net assets relating to the nonparticipant-directed investment is as follows:

	Year Ended December 31, 2002	2001
Change in Net Assets		
Interest and dividend income	$ 103,627	$ 91,429
Net appreciation (depreciation) in fair value of investments	42,473	(4,845)
Contributions	525,243	719,495
Payment of benefits	(375,345)	(77,304)
Interfund transfers	(108,227)	(17,278)
Asset transfers out	(5,308)	(3,995)
	$ 182,463	$ 707,502

NOTE 4 – INVESTMENTS

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31, 2002	2001
Registered investment companies	$ (4,279,141)	$ (2,423,814)
Common stock	42,472	(4,845)
	$ (4,236,669)	$ (2,428,659)

NOTE 5 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for Plan assets. The Plan also invests in the common stock of the Company through the Volvo ADR Stock Fund. At December 31, 2002 and 2001, the Plan held 168,138 shares and 159,152 shares of Volvo ADR Stock, respectively. Transactions in such investments qualify as party in interest transactions, which are exempt from the prohibited transaction rules.

VOLVO INVESTMENT PLAN

Notes to Financial Statements

NOTE 6 - PLAN EXPENSES

The Company pays a portion of the expenses for services necessary for the administration of the Plan. Loan fees are paid from the participant accounts.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated May 29, 2002, that the Plan is qualified under Internal Revenue Code ("IRC") Section 401(a). Although the Plan has subsequently been amended since receiving the determination letter the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 – SUBSEQUENT EVENTS

Effective January 1, 2003, the Plan was amended as follows:

- Each year, participants shall be allowed to contribute up to 50 percent of pre-tax annual compensation. The limit prior to this amendment was 30 percent as described in Note 1.

- Participants who attain age 50 before the end of the plan year shall be eligible to make catch-up contributions, subject to the following limits: $2,000 for 2003; $3,000 for 2004; $4,000 for 2005; and $5,000 for 2006. Catch-up contributions shall not be eligible for employer matching contributions.

Additional Information Required for Form 5500

Schedule of Assets (Held at End of Year)
As of December 31, 2002

The Volvo Investment Plan, EIN 38-2496821

Attachment to Form 5500, Schedule H, Part IV, Line i:

	Identity of Participant-Directed Issue	Investment Type	Current Value
*	Vanguard 500 Index Fund	Registered Investment Company	$ 6,742,606
*	Vanguard Growth Index Fund	Registered Investment Company	807,273
*	Vanguard International Growth Fund	Registered Investment Company	901,542
*	Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	667,100
*	Vanguard LifeStrategy Growth Fund	Registered Investment Company	1,117,287
*	Vanguard LifeStrategy Income Fund	Registered Investment Company	254,043
*	Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	711,237
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	737,072
*	Vanguard Prime Money Market Fund	Registered Investment Company	773,728
*	Vanguard Small-Cap Index Fund	Registered Investment Company	484,604
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	1,166,784
*	Vanguard Wellington Fund	Registered Investment Company	4,840,698
*	Vanguard Windsor II Fund	Registered Investment Company	2,420,400
*	Vanguard Retirement Savings Trust	Common/Collective Trust	11,764,543
*	Volvo Investment Plan	Participant Loans (5.75% - 10.00%)	996,214

	Identity of Nonparticipant-Directed Issue	Investment Type	Cost	Current Value
*	Volvo Construction Equipment North America, Inc.	Common Stock (ADR)	$ 3,430,674	$ 2,799,087

* Party in Interest

EXHIBIT INDEX

Exhibit No.	Description of Documents
23	Independent Accountants' Consent
99	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Volvo Construction Equipment North America, Inc. of our report dated June 24, 2003 relating to the financial statements of Volvo Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 26, 2003

Exhibit 99

CERTIFICATION
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Volvo Investment Plan (the "Plan") on Form 11-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Charles H. Wood, Jr., Vice President of Human Resource Management and Administration of Volvo Construction Equipment North America, Inc., as Plan Administrator of the Plan, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) The Report fully complies with Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) The information contained in the Report fairly represents, in all material respects, the financial condition and results of the Plan.

/s/ Charles H. Wood
Name: Charles H. Wood, Jr., CPA
Title: Vice President of Human Resource Management and Administration

Date: June 27, 2003

A signed original of this written statement required by Section 906 has been provided to Volvo Construction Equipment North America, Inc., the Plan Sponsor, and will be retained by Volvo Construction Equipment North America, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

This Certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.